UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE Act of 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER  401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Benefits Committee
Clearwater Paper 401(k) Plan
Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Spokane, Washington
June 17, 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Clearwater Paper 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Clearwater Paper 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Seattle, Washington
June 18, 2013

CLEARWATER PAPER 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$193,901,667	$161,713,441

Receivables:
Employer contribution	34,484	—
Notes receivable from participants	4,853,888	4,525,341
Total receivables	4,888,372	4,525,341

Net assets reflecting investments at fair value	198,790,039	166,238,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(425,965)	(1,129,721)

Net assets available for benefits	$198,364,074	$165,109,061
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions:
Investment income:
Interest income	$618,426	$716,474
Dividend income	4,929,119	3,040,301
Net appreciation in fair value of investments	29,725,310	12,233,505
Total investment income	35,272,855	15,990,280

Interest income on notes receivable from participants	167,869	174,025

Contributions:
Employee	8,803,024	7,882,875
Rollover	1,857,451	407,542
Employer	11,325,333	10,471,134
Total contributions	21,985,808	18,761,551

Total additions	57,426,532	34,925,856

Deductions:
Distributions to participants	25,270,878	12,084,239
Loan and administrative fees	39,701	15,591
Total deductions	25,310,579	12,099,830

Net increase prior to transfers	32,115,953	22,826,026

Transfers from other plans:
Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan	—	19,591,643
Net transfers from other Clearwater Paper plans	1,139,060	6,129,126
Net transfers from other plans	1,139,060	25,720,769

Net increase	33,255,013	48,546,795

Net assets available for benefits:
Beginning of year	165,109,061	116,562,266
End of year	$198,364,074	$165,109,061
See accompanying notes to financial statements.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of Plan
The following description of the Clearwater Paper 401(k) Plan (the Plan), is provided for general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On December 27, 2010, Clearwater Paper Corporation (Clearwater Paper) acquired Cellu Tissue Holdings, Inc.
Effective as of January 2012, the Plan was amended as follows:

•
Non-represented hourly eligible employees previously participating in the Clearwater Paper Hourly 401(k) Plan are eligible to participate in the Plan and their account balances were transferred to the Plan. This included employees at the Elwood, Illinois and Shelby, North Carolina facilities. These transfers, totaling $5.6 million, are included in “Net transfers from other Clearwater Paper plans” on the Statement of Changes in Net Assets Available for Benefits.

•
Due to the merger of plans, $19.6 million was transferred to the Plan from the Cellu Tissue Holdings, Inc. Retirement and Investment Plan and is included on the line entitled “Merger of Cellu Tissue Holdings, Inc. Retirement and Investment Plan” on the Statement of Changes in Net Assets Available for Benefits. This amount consisted of account balances, loan balances and contributions receivable of $18.1 million, $1.3 million and $0.2 million, respectively, of former non-represented participants of the Cellu Tissue Holdings, Inc. Retirement and Investment Plan.

(b)	Plan Sponsor and Administration
Clearwater Paper sponsors the Plan.
The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions
Effective January 2012, all eligible full-time regular status salaried and non-represented hourly employees (as defined in the Plan) are eligible for participation in the Plan following 30 days of employment with Clearwater Paper and participating subsidiaries (the Company).
The Plan provides that each eligible employee may elect a contribution up to 75% of his or her per pay period earnings on a pre-tax or Roth after-tax basis. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.
Eligible employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after the employee becomes eligible, unless he or she elects otherwise. The Company

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

currently makes matching contributions into a participant’s account under the Plan equal to 70% of such participant’s contributions up to 6% of eligible compensation, although Clearwater Paper may approve a higher or lower rate.
Eligible participants receive a base employer contribution totaling 3.5% of eligible compensation. This contribution is 100% vested immediately, and no employee contribution is required. The Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such source.
Eligible employees aged 45 and older on December 31, 2011, and who were participating in the Clearwater Paper Salaried Retirement Plan at the time of its closure on December 15, 2010, are also eligible to receive a transition benefit for up to five years beginning January 2012. The transition benefit ranges from 4.0% to 8.5% of eligible compensation, depending on each eligible employee’s age as of December 31, 2011. This transition employer contribution is 100% vested immediately. This transition contribution is separately tracked and no loans or hardship withdrawals may be made from such source. Certain other transition benefits may apply to specific transferring participant groups.
Beginning in January 2012, an after-tax Roth 401(k) contribution feature is offered in replacement of the previous traditional after-tax 401(k) contribution, which was removed as an option.
All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and a collective trust.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or the direction causes it to be, 25% or more of the participant’s total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, that is, the T. Rowe Price Retirement Fund, with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her transition and base company contributions are also immediately vested. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 2	-%
2 or more	100.0
A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching account not vested will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2013 and 2012, unallocated forfeitures totaled approximately $125,400 and $187,000, respectively. During 2013 and 2012, forfeitures totaling approximately $205,800 and $43,500, respectively, were used to reduce employer contributions and pay Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for notes outstanding during the one year preceding the new note) as provided by the Plan. The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Notes outstanding at December 31, 2013, bear interest at various rates ranging from 3.25% to 8.00% and mature at various times through May 2028.

(h)	Distributions and Benefits
On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company and its affiliates under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Effective in January 2012, the Plan was amended to allow for non-Roth after-tax, rollover, and age 59 1/2 withdrawals while employed by the Company and its affiliates, under certain circumstances.

(i)	Plan and Administrative Fees
Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest and Related-Party Transactions
Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(k)	Net Transfers from Other Clearwater Paper Plans
Net transfers from other Clearwater Paper plans represent the net amount of participant account balances transferred during the year to the Plan from other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(b)	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(c)	Investment Valuation
The Plan’s investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Mutual funds and common stock - The market-related value of Plan assets invested in debt and equity securities is based primarily on fair value (market prices). The fair value of investment securities traded on a national securities exchange is determined based on the last reported sales price; securities traded in the over-the-counter market are valued at the last reported bid price. Investment securities for which market prices are not readily available, or for which market prices do not represent the value at the time of pricing, are valued by the investment manager based upon other inputs (including valuations of securities that are comparable in coupon, rating, maturity, and industry).

Collective trust fund - Investments in the collective trust fund are presented at net asset value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund’s net assets by its units outstanding at the valuation date. The collective trust fund had a net asset value of $32,912,684 and $37,653,498 as of December 31, 2013 and 2012, respectively, with no redemption policy and unfunded commitments are not applicable.

The Putnam Stable Value Fund ("Fund") invests in high-quality guaranteed investment contracts ("GICs") and similar contracts. The fund also invests up to 75% of its assets in security-backed investment contracts ("SBICs"). The Fund invests at least 5% of its assets in high-quality money market instruments, cash, cash equivalents and stable value funds with investment policies and other provisions similar to those of the Fund, and may invest without limit in these investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(d)	Income Recognition
Net appreciation in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(e)	Benefit Payments
Benefits are recorded when paid.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(f)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(g)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

(3)	Investments
The value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, prior to contract value adjustment, at December 31, 2013 and 2012 were as follows:

	2013		2012
Putnam Stable Value Fund	$32,912,684		$37,653,498
Clearwater Paper Stock Fund	16,050,287		15,784,250
Dodge & Cox Stock Fund	14,784,869		10,050,815
Mainstay Large Cap Growth Fund	13,311,575		10,147,189
Artisan Mid-Cap Fund Institutional	12,460,607		9,219,846
T. Rowe Price Retirement 2020 Fund	10,840,602		7,514,205	*
PIMCO Total Return Fund	9,183,719	*	12,266,012

*	Represents less than 5% of the Plan’s net assets available for benefits; included for comparative purposes
During the years ended December 31, 2013 and 2012, the Plan’s investments appreciated, including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year, as follows:

	2013	2012
Clearwater Paper Stock Fund	$4,996,826	$1,611,926
Registered investment company funds	24,728,484	10,621,579
	$29,725,310	$12,233,505

(4)	Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Level 1	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Level 2	Inputs to the valuation methodology include:

▪
   Quoted prices for similar assets or liabilities in active markets;
▪
   Quoted prices for identical or similar assets or liabilities in inactive markets;
▪
   Inputs other than quoted prices that are observable for the asset or liability; and
▪
   Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$10,671,934	$—	$—	$10,671,934
Index funds	14,059,210	—	—	14,059,210
Growth funds	43,547,940	—	—	43,547,940
Target retirement funds	46,033,533	—	—	46,033,533
Value funds	30,624,795	—	—	30,624,795
Common stock	16,050,287	—	—	16,050,287
Collective trust fund:
Stable value fund	—	32,912,684	—	32,912,684
Interest bearing cash	1,284	—	—	1,284
Total investments at fair value	$160,988,983	$32,912,684	$—	$193,901,667

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Income funds	$14,468,512	$—	$—	$14,468,512
Index funds	8,810,393	—	—	8,810,393
Growth funds	30,269,044	—	—	30,269,044
Target retirement funds	32,790,163	—	—	32,790,163
Value funds	21,905,945	—	—	21,905,945
Common stock	15,784,250	—	—	15,784,250
Collective trust fund:
Stable value fund	—	37,653,498	—	37,653,498
Interest bearing cash	31,636	—	—	31,636
Total investments at fair value	$124,059,943	$37,653,498	$—	$161,713,441

(5)	Investment Risk
The Plan investments include shares of registered investment company funds, a collective trust, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6)	Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated November 29, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

CLEARWATER PAPER 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(7)	Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$198,364,074	$165,109,061
Loans in deemed distributed status	(101,433)	(53,791)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	425,965	1,129,721
Net assets available for benefits per the Form 5500	$198,688,606	$166,184,991
The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Net increase in net assets available for benefits prior to transfers per the financial statements	$32,115,953	$22,826,026
Change in deemed distributed loans	(47,642)	18,866
Less reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,129,721)	(1,065,465)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	425,965	1,129,721
Total net income per the Form 5500	$31,364,555	$22,909,148

CLEARWATER PAPER 401(k) PLAN
Plan No: 022 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$14,784,869
	Mainstay Funds	Mainstay Large Cap Growth Fund	13,311,575
	Artisan Funds	Artisan Mid-Cap Fund Institutional	12,460,607
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	10,840,602
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	9,477,785
	Vanguard Funds	Vanguard Institutional Index Fund	9,258,397
	PIMCO Funds	PIMCO Total Return Fund	9,183,719
	Artisan Funds	Artisan Mid-Cap Value Fund Institutional	8,219,287
	Dodge & Cox Funds	Dodge & Cox International Fund	7,296,268
	Conestoga Funds	Conestoga Small Cap Fund	7,075,611
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	6,252,415
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	6,058,317
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	5,106,796
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	4,854,322
	Artisan Funds	Artisan International Fund Institutional	4,641,830
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	3,599,524
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	3,002,459
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	2,120,841
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	1,654,628
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	1,488,215
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	1,056,117
	Vanguard Funds	Vanguard Total International Stock Index Fund	1,053,361
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	782,973
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	775,868
	PIMCO Funds	PIMCO All Asset Fund Institutional	324,371
	DFA	DFA Emerging Markets Core Equity	147,928
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	108,727
	Collective trust:
	Putnam Investments	Putnam Stable Value Fund	32,912,684
	Common stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	16,050,287
	Other:
*	Mercer Trust	Interest bearing cash account	1,284
*	Participant notes	Interest rates from 3.25% to 8.00%, maturing through May 2028	4,752,455
	Total per Form 5500		$198,654,122

*	Represents a party-in-interest at December 31, 2013.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper 401(k) Plan

By	/s/ John D. Hertz
John D. Hertz
Chair of Clearwater Paper Benefits Committee
Date: June 17, 2014

Exhibit Index

Exhibit

Consents of Independent Registered Public Accounting Firms	23